Exhibit 99.1

Americas Silver Corporation Announces US$10 Million Investment by Eric Sprott

TORONTO--(BUSINESS WIRE)--July 19, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce that Eric Sprott has agreed to purchase 3,955,454 common shares of the Company at a price of CDN$3.30 per share, for a total investment of approximately US$10 million in a non-brokered private placement the (“Private Placement”).

The Company also announces today that the agreement to sell the Company’s option on the San Felipe project in Sonora, Mexico (“San Felipe”) to a subsidiary of Premier Gold Mines Limited (“Premier”) has been terminated in accordance with its terms. The Company previously announced the agreement with Premier on April 3, 2019 for total sales proceeds of US$10.8 million.

Following the termination of the Premier agreement, the proceeds of the Private Placement will be used to satisfy the equity financing condition of the loan facility from Sandstorm Gold Ltd., as well as ongoing San Felipe option payments and general working capital purposes.

“We are very excited to have Eric Sprott materially increase his ownership to above 8% and continue to support the Company as a major shareholder,” said Darren Blasutti, President & CEO of Americas Silver. “We are also pleased to have retained the significant upside in the San Felipe silver-zinc project for our shareholders.”

The Private Placement is expected to close in due course and is subject to the satisfaction of certain conditions, including receipt of all applicable regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE American. The common shares to be issued under the Private Placement will have a hold period of four months and one day from the closing date in accordance with applicable Canadian securities laws. Medalist Capital Ltd. acted as an advisor on the Private Placement.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded, Relief Canyon Project, in Nevada, USA which is currently in construction. For further information, please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s expected timing and completion of the Private Placement, including the expected use of proceeds therefrom ; construction, production, and development plans at the Relief Canyon Project and performance expectations for the Relief Canyon Project and impact on Americas Silver’s financial performance; and the estimated construction timeline and costs for the Relief Canyon Project; and the estimated timeline for environmental approvals for the second phase of the Relief Canyon Project;. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the Sandstorm financing, risks and uncertainties include the ability of the Company and its subsidiaries to fulfill the conditions to drawing all the available funds under the purchase agreement and convertible debenture and the potential for, and consequences of, default thereunder. With respect to the business of Americas Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC, including the management information circular of Americas Silver dated December 4, 2018. Americas Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Silver does not give any assurance (1) that Americas Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Silver, the Private Placement, the Sandstorm financing package, or other matters attributable to Americas Silver or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Darren Blasutti
President and CEO
Americas Silver Corporation
416‐848‐9503